21 December 2004

VIA TELECOPIER
Mr. Dan Duchovny
United States Securities
and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: Airtrax, Inc. - Preliminary Information Statement Filed December 3, 2004 (File No. 001-16237)

Dear Mr. Duchovny:

     Reference is made to the Preliminary Information Statement of Airtrax, Inc. (the "Company") which was filed with the Securities and Exchange Commission on December 3, 2004. This letter responds to your request for additional information.

     As filed, the record date for the vote of shareholders was November 30, 2004 and on said date, the Company had a total of 15,014,342 shares of common stock issued and outstanding. At the time of filing, I was of the belief that a requisite majority had been obtained, in accordance with the provisions of Rule 14a-2(b)(2), from not more than 10 persons. Based upon further review by Company counsel of the votes obtained, it was recently determined that I mistakenly counted the number of shares held by me in determining the shareholder vote. Accordingly, the requisite majority approval of shareholders was not obtained.

     Please note that the Company intends to amend the 14C to a 14A, or in the alternative, change the record date and confirm the correct shares issued to me in order to obtain the requisite majority vote.

     Thank you and please do not hesitate to contact the undersigned with any questions.

Very truly yours,
Airtrax,Inc.

/s/ Peter Amico
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Peter Amico
President